[redacted]

04012044

04 JAN 13 7:21

SECURITIES AND EXCHANGE CO
DIVISION OF CORPORATE FINAN
OFFICE OF INTERNATIONAL COR.
JUDICIARY PLAZA
450 FIFTH STREET NW
WASHINGTON DC 20549

Madrid, December 2003

Re: TelePizza, S.A.(FILE NUMBER 82-5001)
ONGOING DISCLOSURE PURSUANT TO RULE 12 g3-2 (b) under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen:

On behalf of TelePizza, S.A., (The company) and pursuant to the requirement of Rule 12g3-2(b) under the U.S.Securities Exchange Act of 1934, as amended (the (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the SEC).

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents list below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Spain, (ii) filed or become required to file with the Comisión Nacional del Mercado de Valores (The Spanish National Securities Market Commission or the "CNMV") and the Madrid , Barcelona , Bilbao and Valencia Stock Exchange (the Spanish Stock Exchanges" and which was or will be made public by the CNMV or the Spanish Stock Exchange, respectively or (iii) has distributed or become required to distribute to its security holders.

EXHIBIT 1. - TelePizza submits information regarding the modification of the Articles of Association regarding the Audit and Compliance Committee, filed with the C.N.M.V dated on 10/31/03.

EXHIBIT 2. - TelePizza submits a copy of the information regarding the 2003 third quarter results, filed with the C.N.M.V dated on 11/17/03

If you should have any questions or comments, please call the undersigned at 001 34 91 657 6200.

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

Very truly yours

Igor Albiol
Controller Director

Checks made through the Databases
Of Official Registries

dlw 1/13

04 JAN 13 7:21

TELE PIZZA, S.A.

Date: 10/31/2003 **Outstanding fact number 45426**

The Company submits information regarding the modification of the Articles of Association regarding the Audit and Compliance Committee.

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 11/17/2003 **Outstanding fact number 45974**

The Company submits information regarding 2003 third quarter results.

Madrid, October 23rd, 2003

Regarding your letter dated on the 16th February 2003 that we have received on the 21st October 2003, we would like to gather all the information that this Company have submitted with the CNMV, regarding the law 44/2002 and specially the Audit Committee.

- On February 18th, 2003, the Company submits to the CNMV, pursuant to the requirement of Law on the Reform of the Financial System 44/2002 all the information related with The Audit and Compliance Committee, included at that moment in the Corporate Articles of Association and the information regarding all the members of the Audit and Compliance Committee, specifying if they are Core Shareholder or Independent Directors. This information was considered by the CNMV as a an Relevant Fact and appears on its web site on February 20th, 2003 as "Audit and Compliance Committee Law 44/2002".

- On June 6th, 2003 a copy of the information that will be available for the shareholders owing to the Shareholders Meeting, was sent to the Commission. The Company submits, with others documents, the Report of Directors about the proposal of the 33° article of Corporate Articles of Association modification. This proposal is about the adaptation of the Law on the Reform of the Financial System 44/2002 and the recommendation of Aldama Committee. This Report includes the complete text of the modification proposal of said article of the Articles of Association (fifth point in the Agenda). This information was considered by the CNMV as Outstanding Act, and it is on its web site on the sixth of June, 2003 as "the modification of the Corporate Article of Association. Announcement and Agreements of the Shareholders Meeting".

- On June 25th, 2003 the Company submits to the CNMV as a Relevant Fact the celebration of the General Shareholders Meeting on June 24th, 2003 and the information regarding agreements approved , among them the modification of the art. No 33 of the Articles of Association. This information appears on the web site on June 25th, 2003 as "Changes in the Board of Directors and other Corporate Committees and modification of Articles of Association and announcement and agreements of the General shareholders Meeting "

- On July 23rd, 2003 the Company informs as a relevant fact the appointment of Mr. Ignacio Cuesta-Gil, by co-option, as a member of The Board of Directors replacing Mr. Alberto Horcajo Aguirre. The new Board Member will held the position of Board Member as well as member of the Audit and Compliance Committee and the International Strategic Development Committee. This

information appears on the web site on July 7th, 2003 as "Changes in the Board of Directors and other Corporate Committees"

-

Therefore and although the Company considers that all the information requested by the CNMV about the Audit and Compliance Committee has been communicated in accordance with the law, we submit again the modification of 33rd article regarding the Audit and Compliance Committee and its members:

2. Audit and Compliance Committee

2.1 The Composition of the Audit and Compliance Committee

The Company's Audit and Compliance Committee is composed of a minimum of three members and a maximum of seven, as the Board of Directors decides.

The Board of Directors will appoint among its members the members of the Audit and compliance Committee, all of them must be external non executive Board Members (independents or core shareholders)

The Board of Directors should agree, where applicable the separation of the Audit and Compliance Committee members, explaining the reasons in all cases.

The Board of Directors will appoint the Audit and Compliance Committee Chairman among the non executive or external members. The Committee, itself will appoint the Secretary, which may not be a Board Member, passing this position on the Board Member Secretary.

Unless the Board Directors determines a lower period, the chairman will hold the position for four years and could be re-elected after a year from his discharge. With the only exception of the Secretary, which mandate, if he is not a member of the committee, may be indefinite. The rest of the members of the committee will hold their position for a period of 5 years, unless the Board of directors determines a lower period and they will be immediately re-elected. In all cases they will be discharged if they are not Board members any more.

The members of the Committee can receive per diem attendance expenses, according to the regulation on the art. No 25 of the Articles of Association. The amount and the origin will be determined by the Board of Directors.

2.2 Rules for functioning of the Audit and Compliance Committee

The Commission shall meet when the Chairman requests it by himself or when at least two of its members or the Board of Directors request it. This request must be addressed to the Chairman, including the agenda.

The Commission will be called by the Chairman or by the Secretary, following the Chairman's instructions, at least two days before the meeting, by letter, fax, telegram or e-mail, specifying the issues to be discussed.

The extraordinary sessions can be requested by phone and the said period in advance does not apply and the rest of conditions established on the last paragraph, will not apply when the Chairman consider it according to the circumstances.

The meetings will be at the registered address, or in any other place where the company has its registered address, determined by the Chairman or, upon application of, the Secretary. This place must be specified at the notice of the meeting.

The Committee will meet when the number of assistants is half plus one of its components, attending or nominees. The representation should be made in written by fax, or e-mail for the attention of the Chairman or the Secretary.

The Chairman is in charge of heading the discussion and deliberations, conceding the turn as it is considered appropriate..

The members of the Corporate Management Team and the other employees are obliged to assist and inform the Audit Committee upon the Chairman request or directly or through the Secretary. This obligation includes the issues under the supervision of this Committee.

The agreements should be adopted by majority of the members attending or nominees. In the case of a tie, the Chairman has the quality vote.

The Secretary will darft the minutes of the meetings that will be approved at the end of meeting, or in the following meeting. The records of session approved and signed by the Secretary and with the approval of the Chairman will be written on the special Company Deeds for agreements and decisions of the Audit Committee.

The Audit Committee can regulate its own functioning regarding those aspects not included within this Articles of Association.

2.3 Functions and scope of the Audit Committee.

The Audit Committee will have the following functions:

(a) To inform in the Meeting of Shareholders on subjects raised in same by the shareholders in the matter of their powers..

(b) To propose the appointment, the separation and the re-election of the External accounts auditors to the Board of Directors (for submitting to the Shareholder's Meeting)

(c) Supervise the internal auditor, if said post exists within the company.

(d) To know the financial information processes and the internal control systems of the company.

(e) Understanding of the relations and be a channel for the communication with the external auditors, in particular, to receive information about questions that can jeopardize the auditor's independence and any other functions related with the process of the accounts auditing. This also include any other communications under the law of auditing and technical rules.

(f) Observation of the compliance of the rules regarding the corporate governance, review periodically the company's accounts and propose for discussion to the Board of Directors the proposals for its modification

(g) Any other functions that may be commissioned by the Board of Directors regarding the accounting, financial and auditing process or with the Corporate Governance of the Company.

(h) Any other expressly stated in these Articles of Association, in the Internal Code of the General Meeting and in the corporate governance of the Company.

The Committee will inform periodically, through its Chairman, the Board of Directors about its activities and he will propose the adequate measures under its scope.

Composition of the Audit and Compliance Committee

Chairman:	Mr.Guillermo de la Dehesa Romero (ind)
Members:	Mr. Alfonso Martínez de Irujo Fitz James Stuart (ind) Mr.Aldo Olcese Santonja **(rep. core shareholders)** Mr. Ignacio Cuesta Martín Gil **(rep. core shareholders)**
Secretary:	Mr. Javier Gaspar Pardo de Andrade. (ind)

Mr. Javier Gaspar Pardo de Andrade

GENERAL

QUARTERLY INFORMATION REGARDING:

QUARTER **THIRD** YEAR **2003**

Corporate name:
Tele Pizza, S.A.

Registered offices:
Avda.Isla Graciosa 7 Parque Empresarial La Marina
San Sebastián de los Reyes. MADRID

Fiscal ID No.
A78849676

Persons assuming liability for this information, offices they hold and identification of the powers or capacities under which they may represent the company:

D. Fernando Zapater
CHIEF EXECUTIVE OFFICER

Signature:

A) QUARTERLY SAMPLE OF PROFIT AND LOSS

Uds.: Euro thousand

		INDIVIDUAL		CONSOLIDATED	
		Current year	Last year	Current year	Last year
TURNOVER (1)	0800	134,191	135,114	202,035	212,693
PROFIT BEFORE TAX	1040	-5,222	1,574	6,330	14,927
PROFIT FOR THE YEAR	1044	-3,394	3,252	1,372	11,153
Profit allocated to minority interests	2050			-199	-820
PROFIT ALLOCATED TO THE PARENT COMPANY	2060			1,173	10,333
SHAREHOLDERS' EQUITY	0500	6,708	6,708		
AVERAGE No. OF EMPLOYEES	3000	3,070	2,953	7,325	7,438

B) BUSINESS DEVELOPMENT
(Though simply outlined due to the summary nature of this quarterly information, the comments to be included in this section should allow investors make a sufficient opinion about the activities carried out by the company and of the results obtained during the period covered by this quarterly information, as well as about its financial and patrimonial situation and other essential data about the general status of the affairs of the company).

B) BUSINESS DEVELOPMENT

(Though simply outlined due to the summary nature of this quarterly information, the comments to be included in this section should allow investors make a sufficient opinion about the activities carried out by the company and of the results obtained during the period covered by this quarterly information, as well as about its financial and patrimonial situation and other essential data about the general status of the affairs of the company).

The TelePizza Group obtained an EBITDA (Earnings before interests, taxes, depreciation and amortization) of 35.64 million euros in the first 9 months of the current year, a decrease of 15.4 per cent over the 42.011 million euros obtained in the same period in 2002.

Sales of the Spanish chain, including sales from franchises and owned stores, increased by 2,6 percent in the first 9 months of the year 2003 in comparison to the same period the year before, reaching 237.49 million euros in Spain.

In the international area, the chain sales in Portugal, Chile and Poland have increased by 2.5 percent in comparison to the same period in the year 2002 reaching 49.97 million euros. This increase inludes the effect of the depreciation of the Chilean peso and the zloty over the euro, without this, the chain sales in Poland and Chile would increased by 13.2 and 20.7 per cent respectively.

The operating income has decreased by 4.2 percent in comparison to the same period in the year 2002, reaching 214.47 millions euros, due to the lower income from the franchisee activity and the lower quantity of own stores.

This franchise policy, in the both national and international areas, TelePizza has led finish the first 2003 nine months with 43.8 percent of the chain establishments as own stores, in comparison to 45 percent last year at the same period.

As a result of the franchise policy, at the end of September 2003 TelePizza had 475 franchisees and 370 owned stores. In Spain, the Company had 234 owned stores and 298 franchisees, therefore as owned stores TelePizza manages 44 percent of the its stores in Spain.

During the third quarter, the Company has continued with the consolidation of the production activities at the new factory in Daganzo (Madrid), which supplies the own stores and franchisees of Spain. This new factory has contributed to the rationalization of resources, the organization of the production, and the logistics.

The company has registered a negative extraordinary result of 10.48 euros, due to provisions in Mexico.

In conclusion, the net result of the first 9 months of 2003 has amounted to 1,17 million euros in comparison to the 10,33 million euros registered in the same period last year due to the extraordinary results and the different tax rate.

The company continues with the adaptation of the marketing tools to the necessities of customers. Therefore, the Company has advanced on the test of the new system CRM (Customers Relationship Management). With this new tool, the Company continues developing strategies according the different kinds of consumption.

TelePizza continues with the innovation polititicy, launching the "TelePizza Gratinada" made au gratin with a white sauce and a new mix of cheeses.

NOTA: en caso de ser insuficiente el espacio reservado en estos cuadros para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

B) BUSINESS DEVELOPMENT

(Though simply outlined due to the summary nature of this quarterly information, the comments to be included in this section should allow investors make a sufficient opinion about the activities carried out by the company and of the results obtained during the period covered by this quarterly information, as well as about its financial and patrimonial situation and other essential data about the general status of the affairs of the company).

The Company continues introducing the new corporative identity. Basically, this project includes the re-designing of the logo, the elements linked to the product as well as the updating of the outlet image. With this change, the firm intends to renew its traditional image and also to bring it closer to customers with brand values such as simplicity, proximity and informality, all values related to home consumptions. The change is already done in 140 stores in Spain and it is preview that at the end of the year it is finished in the majority of the own stores in our country.

Withing this process of modernization, the Company has designed the new web site, including the sales online. The first phase of this project is a test camed out in Zaragoza since September.

TelePizza has finished September 2003 with 845 establishments, 532 in Spain and 313 in the international area.

NOTA: en caso de ser insuficiente el espacio reservado en estos cuadros para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

III. BASES FOR THE PRESENTATION AND EVALUATION RULES

(For the preparation of the data and information of a financial-accounting nature included within this public, periodic information, such criteria, evaluation rules and accounting principles as contained in the regulations in force regarding information of a financial-accounting nature to be incorporated in the annual accounts and intermediate financial statements of the industry to which the entity belongs shall be applied. Given the rare case, if any, that the accounting principles and criteria generally accepted and required by the applicable rules in force were not applied, such fact shall be pointed out and sufficiently argued, with explanations about the consequences that this failure might have on the assets, the financial situation and the results of the company or its consolidated group. Additionally and to a similar extent, any amendment that, where appropriate and with respect to the latest audited annual accounts, might have been introduced in the accounting principles used for the preparation of the information attached hereto, shall be recorded and accounted for. In the event that the same accounting principles, criteria and policies as used for the latest annual accounts have been applied and if the same comply with the provisions of the accounting rules in force applicable to the entity, please specify it).

Changes in the Companies forming the Consolidated Group:

The Company TelePizza Algeciras S.L.., and TelePizza Granada S. A.have been liquidated giving the totality of its assets and liabilities to TelePizza S.A.

The company Mineña S.A. has been liquidated giving the totally of its assets and liabilities to TelePizza Insular S.A.

The same criteria and accounting principles taken into account for the consolidated annual accounts of the previous financial year have been applied hereto, the same complying with the rules in force.

NOTA: en caso de ser insuficiente el espacio reservado en estos cuadros para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

D). DIVIDENDS DISTRIBUTED DURING THE PERIOD:

(Any dividend distributed since the beginning of the fiscal year will be mentioned).

		% on joint stock	Euros per share	Amount (thousand euros)
1. Common Stock	3100	-	-	-
2. Preferred Stock	3110	-	-	-
3. Shares with no voting rights	3120	-	-	-

Additional information about the distribution of dividends (prepayments, supplementary, etc.)

X. SIGNIFICANT FACTS (*)

		YES	NO
1. Acquisitions or transfers of shares in the joint stock of listed companies qualifying the duty to inform as provided for in Sec. 53 of the LMV (Stock Exchange Act) (5 per cent and multiples).	3200		X
2. Acquisition of treasury stock qualifying the duty to inform in compliance with the additional provision no. 1 of the LSA (Public Limited Liability Companies Act) (1 per 100).	3210		X
3. Other significant increases or decreases of fixed assets (stakes above 10% in unlisted companies, in important material investments or disinvestment, etc.)	3220		X
4. Increases and reductions of the joint stock or of the securities' value.	3230		X
5. Issues, refunds or cancellation of loans.	3240		X
6. Changes in Managers or in the Board of Directors.	3250	X	
7. Amendments of the Articles of Association.	3260	X	
8. Conversions, mergers or splits.	3270		X
9. Changes in the institutional regularisation of the trade, with a significant effect on the economic or financial situation of the company or of the Group.	3280		X
10. Litigation, suits or other proceedings that may significantly affect the situation of the estate of the Company or Group.	3290		X
11. Insolvency proceedings, temporary receivership, etc.	3310		X
12. Special limitation, transfer or total or partial waive agreements regarding political and economic rights derived from the shares in the Company.	3320		X
13. Strategic agreements with national and international groups (exchange of share packages, etc.)	3330		X
14. Other significant facts.	3340	X	

(*) Mark with an "X" the appropriate box; in the event of answering "yes", attach an explanatory annex with details on the date of communication to the CNMV and the SRVB.

F) EXPLANATORY ANNEXE FOR SIGNIFICANT FACTS

As of 20nd of February 2003, the Company submits information regarding the Audit and Compliance Committee.

As of 28nd of February 2003, the company submits Second Half 2002 Results Presentation.

As of 14th May 2003, the company submits Second Half Results Presentation.

As of 13th of May 2003, the Company submits a copy of the presentation regarding 2003 first quarter results .

As of 19 of May 2003, TelePizza submits information regarding the acquisition of a participation in its subsidiary Telepizza Chile, SA., filed with the C.N.M.V dated on 05/19/03

As of 6 of June 2003 the Company submits tha agenda regarding its General Shareholders Meeting which will take place on June 23th 2003 or June 24th 2003, on first or second hearing respectively.
As of 20nd of February 2003,The Company submits information regarding the Audit and Compliance Committee.

As of 17 of June 2003 the Company submits information regarding its Internal Code of Behaviour.

As of 25 of June 2003 the Company submits information regarding the agreements approved at the General Shareholders Meeting..

As of 24 July 2003 the Company informs of the appointment of Mr. Ignacio Cuesta-Gil as a member of the Board of Directors.

As of 9 September 2003 the Company submits information regarding 2003 first semester results.

As of 31 October 2003 the Company submits information regarding the modification of the Articles of Association regarding the Audit and Compliance Committee.

NOTA: en caso de ser insuficiente el espacio reservado en estos cuadros para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

INSTRUCTIONS FOR FILLING IN THE QUARTERLY SAMPLE OF PROFIT AND LOSS

(GENERAL INFORMATION)

-.Except as otherwise provided for, the requested figures shall be expressed in million euros, with no decimals, and the same being rounded off.

-.Negative amounts shall bear a minus sign (-) in front of the relevant number.

-.Except as otherwise provided for, each datum expressed with figures shall be given together with the datum for the previous fiscal year.

-. **Definitions:**

(1) The net turnover amount shall include the amounts for the sale of products and for the rendering of services related to the ordinary businesses of the company, less any allowances or other deductions on sales, as well as the value added tax and other taxes directly related with the said turnover amount.